May 1, 2019

Diane Bessette
Chief Financial Officer
LENNAR CORP
700 Northwest 107th Ave
Miami, Florida 33172

       Re: LENNAR CORP
           Form 10-K for the Fiscal Year Ended November 30, 2018
           Filed January 28, 2019
           Form 10-Q for the period ended February 28, 2019
           Filed April 8, 2019
           File No. 001-11749

Dear Ms. Bessette:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended Feberuary 28, 2019

Basis of Presentation
Recently Adopted Accounting Pronouncements, page 7

1. We note your disclosure that states you adopted ASC 606 in the three months ended
      February 28, 2019. Please tell us your consideration of the other disclosures set forth in
      ASC 606-10-50 (e.g., explanations of your performance obligations, transaction price allocated to remaining performance obligations, etc.). We remind you of the guidance in
      Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practices in each quarterly report in the year of adoption.
Form 10-K for the period ended November 30, 2018
 Diane Bessette
LENNAR CORP
May 1, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

2. Please expand your disclosures to quantify the dollar impact of the CalAtlantic acquisition on your results of operations to allow a better understanding of how the performance of your legacy business and the acquired CalAtlantic business impacted your results of operations for the periods presented. Refer to Instruction 4 to Item 303(a) of Regulation S-
         X and Section 501.12(b)(2) of the Financial Reporting Codification. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891, or in his absence, Jeanne Baker at
202-551-3691 with any questions.



                                                               Sincerely,
FirstName LastNameDiane Bessette
                                                               Division of
Corporation Finance
Comapany NameLENNAR CORP
                                                               Office of
Manufacturing and
May 1, 2019 Page 2                                             Construction
FirstName LastName